

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2020

Brian S. John
Chief Executive Officer
Jupiter Wellness, Inc.
725 N. Hwy A1A, Suite C-106
Jupiter, FL 33477

   Re: Jupiter Wellness, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed July 14, 2020
    File No. 333-239229

Dear Mr. John:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 14, 2020

Risk Factors
Our Second Amended and Restated Certificate of Incorporation contains an exclusive forum provision..., page 21

1. We note your response to prior comment 10 and the language in your Second Amended and Restated Certificate of Incorporation which states that the exclusive forum provision does not apply to claims under the Securities Act of 1933 or the Exchange Act of 1934. Please revise your disclosure on page 21, which appears to allow for some exceptions, for consistency with the provision that appears in your certificate.

Unaudited Financial Statements
Note 10. Warrants and Options, page F-25

2.   In response to prior comment 4, you told us that you continued to use $1.00 as the underlying value of your common stock for purposes of valuing options granted in February and March of 2020. This value was based on common stock issued to third parties in December 2019. Please tell us how you considered the company's significant advancements in the quarter ended March 31, 2020, as noted in your response, in determining that these advancements had no impact on the valuation of your common stock in the quarter.

You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur S. Marcus, Esq.